FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April, 2011

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934:

Yes	No X
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

Table of Contents

Item

1.	Letter dated April 28, 2011

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited

Date:	April 28, 2011	By:	/s/ Ranganath Athreya
			Name :	Ranganath Athreya
			Title :	General Manager - Joint Company Secretary & Head Compliance – Capital Markets & Non Banking Subsidiaries

Item 1

Ranganath Athreya
General Manager
Joint Company Secretary & Head Compliance
Capital Markets and Non Banking Subsidiaries

April 28, 2011

The United States
Securities and Exchange Commission
Washington, D.C. 20549
United States of America

Attn.: Filing Desk

Dear Sirs,

IBN

ICICI Bank Limited (the ‘Company’) Report on Form 6-K

On behalf of the Company, I am enclosing for filing, one manually executed copy of the Company’s Report on Form 6-K dated April 28, 2011, we wish to inform you that the Board of Directors at its meeting held today recommended the following:

1.	A dividend of Rs 100/- per preference share on 350 preference shares of the face value of Rs 1 crore each; and

2.	A dividend of Rs 14/- per equity share of face value of ≤ 10/- each, subject to requisite approvals.

The Register of Members & Share Transfer Books of the Company will remain closed from June 4, 2011 to June 27, 2011 (both days inclusive) for the purpose of payment of dividend and Annual General Meeting (AGM) of the Company to be held on June 27, 2011.

The payment date for the dividend, subject to approval of the same by the shareholders at the AGM, will be June 28, 2011.

This is for your reference and record.

Yours sincerely,

/s/ Ranganath Athreya

Ranganath Athreya

Encl.: As above